September 25, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Esq.
Branch Chief
Office of Electronics and Machinery

Re:	Cemtrex, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 14, 2018
File No. 333-224379

Ladies and Gentlemen:

On behalf of Cemtrex, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 2 to the captioned Registration Statement on Form S-3, No. 333-224379 (the “Amendment”), for the registration of shares of the Company’s common stock under a “secondary” selling stockholder resale prospectus, and one complete copy of the exhibits listed in the Amendment as filed therewith.

This letter also responds to the comments received from the staff of the Securities and Exchange Commission by letter dated September 19, 2018, with respect to the Company’s Registration Statement on Form S-3.

For the convenience of the staff, the SEC’s comments are reproduced below followed by the Company’s responses.

Incorporation by Reference, page 7

1.	Please specifically incorporate all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since September 30, 2017. See Form S-3 Item 12(a)(2). Also, include appropriate consents as exhibits to this Form S-3.

Response: In response to the staff’s comment, the Company has added its 2016 Form 10-K amendment filed September 9, 2018 to the “Incorporation of Certain Documents by Reference” on page 7, among all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act. Additionally, the consent of the Company’s former independent accountant, Bharat Parikh & Associates, has been revised in order to consent to the inclusion of such Form 10-K amendment as being incorporated by reference into the Form S-3.

September 21, 2018

Exhibits, page II-2

2.	File the consent of the auditor whose report is included in your Form 8-K filed June 6, 2018 and is incorporated into your registration statement by reference. For guidance, see the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretation 146.07 available on the Commission’s website.

Response: As noted by the staff, the consent of BDO USA LLP is being filed herewith as Exhibit 23.3. Reference to the firm is also being made under the “Experts” section in the Amendment.

Exhibit 23.1

3.	It appears that this exhibit does not reflect response 2 in your letter to us dated July 5, 2018. Please file a revised consent.

Response: As discussed with the staff, the consent of Bharat Parikh & Associates has been revised to delete the paragraph that had begun with “This letter is provided for the purpose of assisting the SEC filings . . . .”

Should any member of the SEC’s staff have any questions concerning the foregoing, please do not hesitate to contact Aron Govil, Executive Director of Cemtrex, at (631) 756-9116, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Caleb French, Esq.
Ms. Kristin Lochhead
Mr. Brian Cascio
Mr. Aron Govil
Mr. Saagar Govil
Mr. Tom Bellante, Green & Company CPAs
Bharat Parikh & Associates